Exhibit 99.1

TDCX’s full year 2023 revenue down 0.9%, or up 3.0% in constant currency terms1

Singapore, March 7, 2024 – TDCX Inc. (NYSE: TDCX) (“TDCX” or the “Company”), an award-winning digital customer experience (CX) solutions provider for technology and blue-chip companies, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2023.

Full Year 2023 Financial Highlights2

•	Total revenue of US$499.3 million, down 0.9% year-on-year, or up 3.0% in constant currency terms[1], which included a 3.9% point negative impact of foreign exchange rates compared with the prior year

•

Profit for the year was US$91.1 million, up 14.5% year-on-year, primarily driven by cost optimization efforts, lower tax, higher interest income and a net reversal of equity settled share-based payment expense

Fourth Quarter 2023 Financial Highlights2

•

Total revenue of US$120.4 million, down 10.1% year-on-year, or down 5.3% in constant currency terms[1], which included a 4.8% point negative impact of foreign exchange rates compared with the prior year period

•

Profit for the period was US$24.2 million, up 27.8% year-on-year, primarily driven by cost optimization efforts, lower tax, higher interest income and a net reversal of equity settled share-based payment expense

Mr. Laurent Junique, Chief Executive Officer and Founder of TDCX, said, “Market uncertainties and a challenging macroeconomic environment continue to dampen business sentiment. This has had a knock-on impact on TDCX. Despite these pressures, we delivered within our guidance, and remain focused on the long term, particularly on improving our operations and delivering client value propositions.”

(US$ million[2], except for %)	FY 2022	FY 2023	% Change	Q4 2022	Q4 2023	% Change
Revenue	503.7	499.3	-0.9% (+3.0% on a constant currency basis)[1]	134.0	120.4	-10.1% (-5.3% on a constant currency basis)[1]

(US$ million[2], except for %)	FY 2022	FY 2023	% Change	Q4 2022	Q4 2023	% Change
Profit for the period	79.6	91.1	+14.5%	19.0	24.2	+27.8%
Net profit margin (%)	15.8%	18.3%		14.2%	20.1%
EBITDA[3]	136.7	136.9	+0.1%	32.4	35.6	+9.7%
EBITDA Margins[3] (%)	27.1%	27.4%		24.2%	29.5%
Adjusted EBITDA[3,4]	150.2	131.0	-12.8%	40.1	32.8	-18.3%
Adjusted EBITDA Margins[3,4] (%)	29.8%	26.2%		29.9%	27.2%
Adjusted Net Income[3,4]	93.4	85.2	-8.7%	25.5	21.2	-16.8%

Business Highlights

Sustained client growth

•	Client count[5] up 15% year-on-year, bringing total client count to 97 as of December 31, 2023, compared with 84 as of December 31, 2022

•	Newly launched clients in Q4 23 include a global digital payments company and a professional chauffeur portal

Improved revenue diversification

•	Revenue from clients outside the top five rose 44% year-on-year in FY 23

•	Revenue mix from top five clients lowered to 73% in FY 23, from 81% in FY 22

Contribution from new geographies

•	Revenue from new geographies[6] was four times in FY 23 versus FY 22

Detailed Financial Information on the Form 6-K

Please refer to https://investors.tdcx.com/financials/quarterly-results/default.aspx for the detailed financial information contained in Form 6-K.

[1]

Revenue at constant currency is calculated by translating the revenue of our local subsidiaries in each period in the respective local functional currencies to the presentation currency of the Company and its subsidiaries, using the average currency conversion rates in effect during the comparable prior period, rather than at the actual currency conversion rates in effect during the current reporting period.

[2]	FX rate of US$1 = S$1.3186, being the approximate rate in effect as of December 31, 2023, assumed in converting financials from SG dollar to U.S. dollar.
[3]	For a discussion of the use of non-IFRS financial measures, see “Non-IFRS Financial Measures”.
[4]

The reported amounts for Adjusted EBITDA and Adjusted Net Income for the three months and full year ended December 31, 2023 include adjustments for certain items (i.e., acquisition-related professional fees and net foreign exchange gains or losses) which were not included in similar non-IFRS financial measures previously reported in prior periods. The amount of adjustment for net foreign exchange loss or gain previously reported in prior periods did not include unrealized losses or gains resulting from change in fair value of derivatives. In order to place the current disclosure in the appropriate context and enhance its comparability, similar adjustments have been made for net foreign exchange loss and net foreign exchange gain, Adjusted EBITDA and Adjusted Net Income for the three months and full year ended December 31, 2022.

[5]	“Client count” refers to launched campaigns that are revenue generating.
[6]	Refers to sites in Colombia, India, Romania, South Korea, Hong Kong, Türkiye, Vietnam, Brazil and Indonesia.

Webcast and Conference Call Information

The Company will not host a conference call to discuss the results. Please reach out to the Investor Relations or Public Relations contacts listed below with any questions.

For enquiries, please contact:

Investors / Analysts: Joana Cheong

investors@tdcx.com

Media: Eunice Seow

eunice.seow@tdcx.com

About TDCX INC.

Singapore-headquartered TDCX provides transformative digital CX solutions, enabling world-leading and disruptive brands to acquire new customers, to build customer loyalty and to protect their online communities.

TDCX helps clients achieve their customer experience aspirations by harnessing technology, human intelligence and its global footprint. It serves clients in fintech, gaming, technology, travel and hospitality, digital advertising and social media, streaming and e-commerce. TDCX’s expertise and strong footprint in Asia has made it a trusted partner for clients, particularly high-growth, new economy companies, looking to tap the region’s growth potential.

TDCX’s commitment to delivering positive outcomes for our clients extends to its role as a responsible corporate citizen. Its Corporate Social Responsibility program focuses on positively transforming the lives of its people, its communities and the environment.

TDCX employs more than 17,800 employees across 30 campuses globally, specifically in Brazil, Colombia, Hong Kong, India, Indonesia, Japan, Malaysia, Mainland China, Philippines, Romania, Singapore, South Korea, Spain, Thailand, Türkiye, and Vietnam. For more information, please visit www.tdcx.com.

Convenience Translation

The Company’s financial information is stated in Singapore dollars, the legal currency of Singapore. Unless otherwise noted, all translations from Singapore dollars to U.S. dollars and from U.S. dollars to Singapore dollars in this press release were made at a rate of S$1.3186 to US$1.00, the approximate rate in effect as of December 31, 2023. We make no representation that any Singapore dollar or U.S. dollar amount could have been, or could be, converted into U.S. dollars or Singapore dollar, as the case may be, at any particular rate, the rate stated herein, or at all.

Non-IFRS Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with IFRS, we use the following non-IFRS financial measures to help evaluate our operating performance:

“EBITDA” represents profit for the year/ period before interest expense, interest income, income tax expense and depreciation and amortization expense. “EBITDA margin” represents EBITDA as a percentage of revenue.

“Adjusted EBITDA” represents profit for the year/ period before interest expense, interest income, income tax expense, depreciation and amortization expense, acquisition-related professional fees, net foreign exchange gains or losses and equity-settled share-based payment expense (or net reversal) incurred in connection with our Performance Share Plan. “Adjusted EBITDA margin” represents Adjusted EBITDA as a percentage of revenue.

“Adjusted Net Income” represents profit for the year/ period before acquisition-related professional fees, net foreign exchange gains or losses and equity-settled share-based payment expense (or net reversal) incurred in connection with our Performance Share Plan, net of any tax impact of such adjustments.

Revenue at constant currency is calculated by translating the revenue of our local subsidiaries in each period in the respective local functional currencies to the presentation currency of the Company and its subsidiaries, using the average currency conversion rates in effect during the comparable prior period, rather than at the actual currency conversion rates in effect during the current reporting period.

We believe that EBITDA, EBITDA Margin, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Revenue at Constant Currency and Revenue Growth at Constant Currency help us to compare our operating performance on a consistent basis by removing the impact of items not directly resulting from our core operations, and thereby help us to identify underlying trends in our operating results, enhancing our understanding of past performance and future prospects.

We exclude items from Adjusted EBITDA and Adjusted Net Income, including acquisition-related professional fees, net foreign exchange gains or losses and equity-settled share-based payment expense (or net reversal) incurred in connection with our Performance Share Plan, as they are not indicative of our ongoing operating performance, and adjusting for such items is meaningful and useful to readers to understand the underlying performance of the business by eliminating the impact of certain items that may obscure trends in the underlying performance of the business.

The above non-IFRS financial measures have limitations as analytical tools and should not be considered in isolation or construed as an alternative to revenue, net income, or any other measure of performance or as an indicator of our operating performance. The non-IFRS financial measures presented here may not be comparable to similarly titled measures presented by other companies because other companies may calculate similarly titled measures differently. For more information on the non-IFRS financial measures, including full reconciliations to the nearest IFRS measure, please see the form 6-K section captioned “Non-IFRS Financial Measures” or the presentation slides.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “predicts,” “intends,” “trends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the performance of TDCX’s largest clients; the successful implementation of its business strategy; the continued service of the Founder and certain of its key employees and management; its ability to compete effectively; its ability to navigate difficulties and successfully expand its operations into countries in which it has no prior operating experience; its ability to maintain its pricing, control costs or continue to grow its business; its ability to attract and retain enough highly trained employees; its compliance with service level and performance requirements by, and contractual obligations with, its clients; its exposure to various risks in Southeast Asia and other parts of the world; its contractual relationship with key clients; clients and prospective clients’ spending on omnichannel CX solutions and content, trust and safety services; its ability to successfully identify, acquire and integrate companies; its spending on employee salaries and benefits expenses; and its involvement in any disputes, legal, regulatory, and other proceedings arising out of its business operations. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in its attachment is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	For the three months ended December 31,
	2023		2022
	US$’000	S$’000	S$’000
Revenue	120,434	158,804	176,671
Employee benefits expense	(74,472)	(98,199)	(114,810)
Depreciation and amortization expense	(8,112)	(10,696)	(10,672)
Rental and maintenance expense	(1,819)	(2,398)	(2,690)
Recruitment expense	(1,943)	(2,562)	(3,404)
Transport and travelling expense	(328)	(432)	(666)
Telecommunication and technology expense	(2,411)	(3,179)	(3,271)
Interest expense	(453)	(597)	(549)
Other operating expense (1)	(5,039)	(6,644)	(9,472)
Share of profit from an associate	—	—	4
Interest income	2,666	3,515	1,426
Other operating income	1,140	1,503	395

Profit before income tax	29,663	39,115	32,962
Income tax expense	(5,419)	(7,146)	(7,952)

Profit for the period	24,244	31,969	25,010
Item that will not be reclassified to profit or loss:
Remeasurement of retirement benefit obligation	(36)	(47)	924
Item that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(8,313)	(10,961)	(16,179)

Total comprehensive income for the period	15,895	20,961	9,755

Profit attributable to:
- Owners of TDCX Inc.	24,242	31,967	25,010
- Non-controlling interests	2	2	—

	24,244	31,969	25,010

Total comprehensive income attributable to:
- Owners of TDCX Inc.	15,893	20,959	9,755
- Non-controlling interests	2	2	—

	15,895	20,961	9,755

Basic earnings per share (in US$ or S$) (2)	0.17	0.22	0.17
Diluted earnings per share (in US$ or S$) (2)	0.17	0.22	0.17

(1)	We reported foreign exchange gains or losses, as applicable, on a net basis for the relevant period under the “other operating expense” line item.
(2)	Basic and diluted earnings per share

	For the three months ended December 31,
	2023	2022
Weighted average number of ordinary shares for the purposes of basic earnings per share	144,210,719	144,921,462
Weighted average number of ordinary shares for the purposes of diluted earnings per share	144,210,719	144,921,462

The translation of Singapore Dollar amounts into United States Dollar amounts (“USD”) for the unaudited condensed interim consolidated statement of profit or loss and other comprehensive income above are included solely for the convenience of readers outside of Singapore and have been made at the rate of S$1.3186 to US$1.00, the approximate rate of exchange at December 31, 2023. Such translations should not be construed as representations that the Singapore Dollar amounts could be converted into USD at that or any other rate.

Comparison of the Three Months Ended December 31, 2023 and 2022

Revenue. Our revenue decreased by 10.1% to S$158.8 million (US$120.4 million) for the three months ended December 31, 2023 from S$176.7 million for the three months ended December 31, 2022 primarily driven by a 36.7% decrease in revenue from content, trust and safety services, a 12.1% decrease in revenue from sales and digital marketing services and 1.9% decrease in revenue from omnichannel CX solutions services rendered. Revenue from other services increased by 20.9%.

•

Our revenue from omnichannel CX solutions services decreased by 1.9% to S$96.5 million (US$73.2 million) from S$98.5 million for the corresponding period of 2022 primarily impacted by lower volumes requirement by existing clients in the digital advertising and media and fintech sectors, buffered partially by increased demand by clients in the gaming, technology, travel and hospitality, e-commerce, fast-moving consumer goods verticals and new food delivery customer.

•

Our revenue from sales and digital marketing services decreased by 12.1% to S$43.0 million (US$32.6 million) from S$48.9 million for the same period of 2022 mainly attributed to declined volume requirements of existing campaign by key digital advertising clients and media and e-commerce sectors.

•

Our revenue from content, trust and safety services decreased by 36.7% to S$17.7 million (US$13.5 million) from S$28.1 million for the same period of 2022 primarily due to the contraction of volumes requirement by the digital advertising and media vertical client.

•	Our revenue from our other service fees increased by 20.9% to S$1.5 million (US$1.1 million) from S$1.2 million for the same period of 2022 primarily due to an expansion of existing campaigns.

The following table sets forth our service provided by amount for the three months ended December 31, 2023 and 2022.

	For the three months ended December 31,
	2023		2022
	US$’000	S$’000	S$’000
Revenue by service
Omnichannel CX solutions	73,216	96,542	98,452
Sales and digital marketing	32,634	43,032	48,942
Content, trust and safety	13,460	17,749	28,052
Other service fees #	1,124	1,481	1,225

Total revenue	120,434	158,804	176,671

#	Other service fees comprise revenue from other business process services and revenue from other services.

Employee Benefits Expense. Our employee benefits expense decreased by 14.5% to S$98.2 million (US$74.5 million) from S$114.8 million for the same period of 2022 due mainly to a reversal of equity-settled share-based payment expense resulting from revised vesting expectation of the remaining tranche against the backdrop of more headwinds in the recent business dynamics that also contributed to the lower headcount volume requirements by customer campaigns.

Depreciation and Amortization Expense. Our depreciation and amortization expense remained stable during the two comparative periods.

Rental and Maintenance Expense. Our rental and maintenance expenses decreased by 10.9% to S$2.4 million (US$1.8 million) from S$2.7 million for the same period of 2022 primarily due to the decreased technology device renting and relocation of office space by the Korean unit from co-working space to a long term leased facilities in 2023.

Recruitment Expense. Our recruitment expense decreased by 24.7% to S$2.6 million (US$1.9 million) from S$3.4 million for the same period of 2022, primarily due to lower hiring activities in several key operating sites reflecting the volume downturn.

Transport and Travelling Expense. Our transport and travelling expenses decreased by 35.1% to S$0.4 million (US$0.3 million) from S$0.7 million for the same period of 2022 primarily due to lower logistical costs incurred by the Philippines site on the back of the reduction in the remote and work from home working arrangements in 2023.

Telecommunication and Technology Expense. Our telecommunication and technology expenses remained stable during the two comparative periods.

Interest Expense. Our interest expense increased by 8.7% to $0.6 million (US$0.5 million) from $0.5 million for the same period of 2022 on account of mainly higher lease liability interest from office spaces taken up by new and existing sites.

Other Operating Expense. Our other operating expense decreased by 29.9% to S$6.6 million (US$5.0 million) from S$9.5 million for the same period of 2022 primarily due to lower net foreign exchange loss.

Share of Profit from an Associate. This relates to our share of profit from an associated company in Hong Kong which later became a wholly-owned subsidiary on October 13, 2022 following the acquisition of the controlling shares in that business.

Interest Income. Our interest income increased by 146.5% to S$3.5 million (US$2.7 million) from S$1.4 million for the same period of 2022 primarily due to higher placements of excess liquid funds in interest earning deposits as well as the increase in interest rates in 2023.

Other Operating Income. Our other operating income increased by 280.5% to S$1.5 million (US$1.1 million) from S$0.4 million for the same period of 2022 primarily due to the increase in the fair value gain of financial assets measured at fair value through profit or loss.

Profit Before Income Tax. As a result of the foregoing, we achieved a profit before income tax of S$39.1 million (US$29.7 million) for the three months ended December 31, 2023 (S$33.0 million for the corresponding period of 2022).

Income Tax Expense. Our income tax expense decreased by 10.1% to S$7.1 million (US$5.4 million) from S$7.9 million for the same period of 2022 primarily due to the reinstatement of tax incentive in the Philippines that was suspended in 2022 and one-off prosperity tax levied in Malaysia that was implemented in 2022.

Profit for the Period. As a result of the foregoing, our profit for the period increased by 27.8% to S$32.0 million (US$24.2 million) from S$25.0 million for the same period of 2022.

Exchange differences on translation of foreign operations. Exchange differences on translation of foreign operations recognized in other comprehensive income was a loss of S$11.0 million (US$8.3 million) and a loss of S$16.2 million for the same period in 2022, resulting from the strengthening of the Singapore Dollar against the respective functional currencies of the foreign operations. The exchange losses on translation of foreign operations for the period decreased by 32.3% as compared to the same period in 2022 as the extent of strengthening of the Singapore Dollar against those functional currencies is lesser in 2023.

Total Comprehensive Income for the Period. As a result of the foregoing, our total comprehensive income for the period increased by 114.9% to S$21.0 million (US$15.9 million) from S$9.8 million for the same period of 2022.

Additional Adjustments to Certain Non-IFRS Financial Measures

With effect from January 1, 2023, we have decided to include adjustments for net foreign exchange gains or losses and acquisition-related professional fees in Adjusted EBITDA, Adjusted Net Income and Adjusted EPS, in addition to an adjustment for equity-settled share-based payment expense (or net reversal) that was included in such previously reported non-IFRS measures in prior periods. Over the course of the previous year, we have identified such additional items as not indicative of our ongoing operating performance, and adjusting for such items is meaningful and useful to readers to understand the underlying performance of the business by eliminating the impact of certain items that may obscure trends in the underlying performance of the business. For further information, see “Non-IFRS Financial Measures” below.

Share Repurchase Program

On March 14, 2022, we announced that the board of directors had approved a US$30.0 million share repurchase program. The share repurchase program commenced on March 14, 2022. The repurchase program has no expiration date and may be suspended, modified or discontinued at any time without prior notice. We expect to fund repurchases under this program with our existing cash balance.

Our proposed repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades, and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations and its insider trading policy. Our board of directors will review the share repurchase program periodically and may authorize adjustment of its terms and size. All share repurchases are subject to and will be carried out, if at all, in accordance with applicable regulatory requirements.

From October 1, 2023 to December 31, 2023, we purchased 418,187 American Depositary Shares (ADSs) at a cost of US$2,169,000 under our share repurchase program. No repurchases of ADSs were made from January 1, 2024 to March 4, 2024.

NON-IFRS FINANCIAL MEASURES

EBITDA, EBITDA margin, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Income, Adjusted Net Income margin, Adjusted EPS, revenue at constant currency, and revenue growth at constant currency are non-IFRS financial measures. TDCX monitors EBITDA, EBITDA margin, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Income, Adjusted Net Income margin, Adjusted EPS, revenue at constant currency and revenue growth at constant currency because they assist the Company in comparing its operating performance on a consistent basis by removing the impact of items not directly resulting from its core operations.

EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin

“EBITDA” represents profit for the period before interest expense, interest income, income tax expense, and depreciation and amortization expense. “EBITDA margin” represents EBITDA as a percentage of revenue. “Adjusted EBITDA” represents profit for the period before interest expense, interest income, income tax expense, depreciation and amortization expense, equity-settled share-based payment expense (or net reversal) incurred in connection with our Performance Share Plan, net foreign exchange gain or loss and acquisition-related professional fees. “Adjusted EBITDA margin” represents Adjusted EBITDA as a percentage of revenue.

	For the three months ended December 31,
	2023			2022 (4)
	US$’000	S$’000	Margin	S$’000	Margin
Revenue	120,434	158,804	—	176,671	—
Profit for the period and net profit margin	24,244	31,969	20.1%	25,010	14.2%
Adjustments for:
Depreciation and amortization expense	8,112	10,696	6.7%	10,672	6.0%
Income tax expense	5,419	7,146	4.5%	7,952	4.5%
Interest expense	453	597	0.4%	549	0.3%
Interest income	(2,666)	(3,515)	(2.2%)	(1,426)	(0.8%)

EBITDA and EBITDA margin	35,562	46,893	29.5%	42,757	24.2%
Adjustment:
Equity-settled share-based payment (net reversal) / expense (1)	(4,255)	(5,610)	(3.5%)	4,112	2.3%
Net foreign exchange loss (2)	1,343	1,771	1.1%	6,025	3.4%
Acquisition-related professional fees (3)	107	141	0.1%	—	—

Adjusted EBITDA and Adjusted EBITDA margin	32,757	43,195	27.2%	52,894	29.9%

	For the Full Year ended December 31,
	2023			2022 (5)
	US$’000	S$’000	Margin	S$’000	Margin
Revenue	499,280	658,351	—	664,120	—
Profit for the period and net profit margin	91,120	120,150	18.3%	104,938	15.8%
Adjustments for:
Depreciation and amortization expense	33,069	43,605	6.6%	39,731	6.0%
Income tax expense	19,948	26,304	4.0%	37,049	5.5%
Interest expense	1,651	2,177	0.3%	1,936	0.3%
Interest income	(8,867)	(11,692)	(1.8%)	(3,348)	(0.5%)

EBITDA and EBITDA margin	136,921	180,544	27.4%	180,306	27.1%
Adjustment:
Equity-settled share-based payment (net reversal) / expense (1)	(6,907)	(9,108)	(1.4%)	19,465	2.9%
Net foreign exchange gain (2)	(323)	(426)	(0.1%)	(1,761)	(0.2%)
Acquisition-related professional fees (3)	1,271	1,676	0.3%	—	—

Adjusted EBITDA and Adjusted EBITDA margin	130,962	172,686	26.2%	198,010	29.8%

(1)	Refer to equity-settled share-based payment expense (or net reversal) arising from TDCX Performance Share Plan.
(2)

Refer to realized and unrealized losses or gains resulting from changes in exchange rates between the functional currency and the currency in which a foreign currency transaction is denominated, net of unrealized losses or gains resulting from change in fair value of derivatives. The amount of adjustment for net foreign exchange loss or gain previously reported in prior periods did not include unrealized losses or gains resulting from change in fair value of derivatives. In order to place the current disclosure in the appropriate context and enhance its comparability, similar adjustments have been made for net foreign exchange loss and net foreign exchange gain for the three months and full year ended December 31, 2022.

(3)	Refer to fees incurred on third-party service providers in connection with a discontinued acquisition.

(4)

The reported amounts for Adjusted EBITDA for the three months ended December 31, 2023 include adjustments for certain items (i.e., acquisition-related professional fees and net foreign exchange gains or losses) which were not included in similar non-IFRS financial measures previously reported in prior periods. In order to place the current disclosure in the appropriate context and enhance its comparability, similar adjustments have been made for Adjusted EBITDA for the three months ended December 31, 2022.

(5)

The reported amounts for Adjusted EBITDA for the full year ended December 31, 2023 include adjustments for certain items (i.e., acquisition-related professional fees and net foreign exchange gains or losses) which were not included in similar non-IFRS financial measures previously reported in prior periods. In order to place the current disclosure in the appropriate context and enhance its comparability, similar adjustments have been made for Adjusted EBITDA for the full year ended December 31, 2022.

Adjusted Net Income and Adjusted Net Income margin

“Adjusted Net Income” represents profit for the period before equity-settled share-based payment expense (or net reversal) incurred in connection with our Performance Share Plan, net foreign exchange gain or loss and acquisition-related professional fees, net of any tax impact of such adjustments. “Adjusted Net Income margin” represents Adjusted Net Income as a percentage of revenue.

	For the three months ended December 31,
	2023			2022 (4)
	US$’000	S$’000	Margin	S$’000	Margin
Profit for the period and net profit margin	24,244	31,969	20.1%	25,010	14.2%
Adjustment for:
Equity-settled share-based payment (net reversal) / expense (1)	(4,255)	(5,610)	(3.5%)	4,112	2.3%
Net foreign exchange loss (2)	1,097	1,447	0.9%	4,466	2.5%
Acquisition-related professional fees (3)	107	141	0.1%	—	—

Adjusted Net Income and Adjusted Net Income margin	21,193	27,947	17.6%	33,588	19.0%

	For the Full Year ended December 31,
	2023			2022 (5)
	US$’000	S$’000	Margin	S$’000	Margin
Profit for the period and net profit margin	91,120	120,150	18.3%	104,938	15.8%
Adjustment for:
Equity-settled share-based payment (net reversal) / expense (1)	(6,907)	(9,108)	(1.4%)	19,465	2.9%
Net foreign exchange gain (2)	(265)	(349)	(0.1%)	(1,291)	(0.2%)
Acquisition-related professional fees (3)	1,271	1,676	0.3%	—	—

Adjusted Net Income and Adjusted Net Income margin	85,219	112,369	17.1%	123,112	18.5%

(1)	Refer to equity-settled share-based payment expense (or net reversal) arising from TDCX Performance Share Plan.
(2)

Refer to realized and unrealized losses or gains resulting from changes in exchange rates between the functional currency and the currency in which a foreign currency transaction is denominated, net of unrealized losses or gains resulting from change in fair value of derivatives and net of tax effects. The amount of adjustment for net foreign exchange loss or gain previously reported in prior periods did not include unrealized losses or gains resulting from change in fair value of derivatives. In order to place the current disclosure in the appropriate context and enhance its comparability, similar adjustments have been made for net foreign exchange loss and net foreign exchange gain for the three months and full year ended December 31, 2022.

(3)	Refer to fees incurred on third-party service providers in connection with a discontinued acquisition.
(4)

The reported amounts for Adjusted Net Income for the three months ended December 31, 2023 include adjustments for certain items (i.e., acquisition-related professional fees and net foreign exchange gains or losses) which were not included in similar non-IFRS financial measures previously reported in prior periods. In order to place the current disclosure in the appropriate context and enhance its comparability, similar adjustments have been made for Adjusted Net Income for the three months ended December 31, 2022.

(5)

The reported amounts for Adjusted Net Income for the full year ended December 31, 2023, include adjustments for certain items (i.e., acquisition-related professional fees and net foreign exchange gains or losses) which were not included in similar non-IFRS financial measures previously reported in prior periods. In order to place the current disclosure in the appropriate context and enhance its comparability, similar adjustments have been made for Adjusted Net Income for the full year ended December 31, 2022.

Adjusted EPS

“Adjusted EPS” represents earnings available to shareholders excluding the impact of equity-settled share-based payment expense (or net reversal), net foreign exchange gain or loss and acquisition-related professional fees.

Adjusted EPS is calculated as earnings available to shareholders excluding the impact of equity-settled share-based payment expense (or net reversal), net foreign exchange gain or loss and acquisition-related professional fees, divided by the diluted weighted-average number of shares outstanding.

	For the three months ended December 31,
	2023						2022 (4)
	Amount	Per Share		Amount	Per Share		Amount	Per Share
	US$’000	US$		S$’000	S$		S$’000	S$
Reported earnings available to shareholders and EPS	24,242	0.17		31,967	0.22		25,010	0.17
Adjustments for:
Equity-settled share-based payment (net reversal) / expense (1)	(4,255)	(0.03)		(5,610)	(0.04)		4,112	0.03
Net foreign exchange loss (2)	1,097	0.01		1,447	0.01		4,466	0.03
Acquisition-related professional fees (3)	107	—	*	141	—	*	—	—

Adjusted earnings available to shareholders and Adjusted EPS	21,191	0.15		27,945	0.19		33,588	0.23

	For the Full Year ended December 31,
	2023						2022 (5)
	Amount	Per Share		Amount	Per Share		Amount	Per Share
	US$’000	US$		S$’000	S$		S$’000	S$
Reported earnings available to shareholders and EPS	91,076	0.63		120,092	0.83		104,936	0.72
Adjustments for:
Equity-settled share-based payment (net reversal) / expense (1)	(6,907)	(0.05)		(9,108)	(0.06)		19,465	0.13
Net foreign exchange gain (2)	(265)	—	*	(349)	—	*	(1,291)	—	*
Acquisition-related professional fees (3)	1,271	0.01		1,676	0.01		—	—

Adjusted earnings available to shareholders and Adjusted EPS	85,175	0.59		112,311	0.78		123,110	0.85

*	Amount is immaterial on a per share basis.

(1)	Refer to equity-settled share-based payment expense arising from TDCX Performance Share Plan.
(2)

Refer to realized and unrealized losses or gains resulting from changes in exchange rates between the functional currency and the currency in which a foreign currency transaction is denominated, net of unrealized losses or gains resulting from change in fair value of derivatives and net of tax effects. The amount of adjustment for net foreign exchange loss or gain previously reported in prior periods did not include unrealized losses or gains resulting from change in fair value of derivatives. In order to place the current disclosure in the appropriate context and enhance its comparability, similar adjustments have been made for net foreign exchange loss and net foreign exchange gain for the three months and full year ended December 31, 2022.

(3)	Refer to fees incurred on third-party service providers in connection with a discontinued acquisition.
(4)

The reported amounts for Adjusted EPS for the three months ended December 31, 2023 include adjustments for certain items (i.e., acquisition-related professional fees and net foreign exchange gains or losses) which were not included in similar non-IFRS financial measures previously reported in prior periods. In order to place the current disclosure in the appropriate context and enhance its comparability, similar adjustments have been made for Adjusted EPS for the three months ended December 31, 2022.

(5)

The reported amounts for Adjusted EPS for the full year ended December 31, 2023 include adjustments for certain items (i.e., acquisition-related professional fees and net foreign exchange gains or losses) which were not included in similar non-IFRS financial measures previously reported in prior periods. In order to place the current disclosure in the appropriate context and enhance its comparability, similar adjustments have been made for Adjusted EPS for the full year ended December 31, 2022.

Revenue at Constant Currency and Revenue Growth at Constant Currency

Revenue at constant currency, which is revenue adjusted for the translation effect of foreign currencies so that certain financial results can be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons of our business performance. Revenue at constant currency is calculated by translating the revenue of our local subsidiaries in each period in the respective local functional currencies to TDCX Inc.’s and its consolidated subsidiaries’ (together, the “Group”) presentation currency, using the average currency conversion rates in effect during the comparable prior period (rather than at the actual currency conversion rates in effect during the current reporting period). Revenue growth at constant currency means the period-over-period change in revenue at constant currency compared against revenue in the prior period.

	For the three months ended December 31,
	2023	2023	2022
	S$’000	S$’000	S$’000
	As reported	At constant currency	As reported	Revenue growth as reported	Foreign exchange impact	Revenue growth at constant currency
Revenue	158,804	167,318	176,671	(10.1)%	4.8%	(5.3)%

	For the Full Year ended December 31,
	2023	2023	2022
	S$’000	S$’000	S$’000
	As reported	At constant currency	As reported	Revenue growth as reported	Foreign exchange impact	Revenue growth at constant currency
Revenue	658,351	684,143	664,120	(0.9)%	3.9%	3.0%

The Company has not reconciled non-IFRS forward-looking revenue growth at constant currency to its most directly comparable IFRS measure, as permitted by Item 10(e)(1)(i)(B) of Regulation S-K. The revenue growth outlook indicated for 2024 is calculated and presented at constant currency, as it would require unreasonable efforts to predict factors that are out of the Company’s control or are not readily predictable, such as currency exchange movements over the course of an entire year.

The Company uses revenue at constant currency and revenue growth at constant currency, which are supplemental non-IFRS financial measures, to provide better comparability of revenue trends period-over-period (without the impact of fluctuations in foreign currency exchange rates) because it is a global company that transacts business in multiple currencies and reports financial information in the Group’s functional reporting currency. Foreign currency exchange rate fluctuations affect the amounts reported by the Company in the Group’s functional reporting currency with respect to its foreign revenues. Generally, when the Group’s functional reporting currency dollar either strengthens or weakens against other currencies, revenue at constant currency rates and revenue growth at constant currency rates will be higher or lower than revenue and revenue growth reported at actual exchange rates.

The Company believes that non-IFRS financial measures such as EBITDA, EBITDA margin, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Income, Adjusted Net Income margin, Adjusted EPS, revenue at constant currency and revenue growth at constant currency help us to identify underlying trends in our operating results, enhancing our understanding of past performance and future prospects.

While the Company believes that such non-IFRS financial measures provide useful information to investors in understanding and evaluating the Company’s results of operations in the same manner as its management, the Company’s use of such non-IFRS financial measures have limitations as analytical tools and you should not consider these in isolation or as a substitute for analysis of the Company’s results of operations or financial condition as reported under IFRS.

TDCX’s non-IFRS financial measures do not reflect all items of income and expense that affect the Company’s operations and do not represent the residual cash flow available for discretionary expenditures. Further, these non-IFRS measures may differ from the non-IFRS information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-IFRS financial measures to the nearest IFRS performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the company’s financial information in its entirety and not rely on any single financial measure.

The translation of Singapore Dollar amounts into United States Dollar amounts for the unaudited condensed interim consolidated statement of profit or loss and other comprehensive income above are included solely for the convenience of readers outside of Singapore and have been made at the rate of S$1.3186 to US$1.00, the approximate rate of exchange at December 31, 2023. Such translations should not be construed as representations that the Singapore Dollar amounts could be converted into USD at that or any other rate.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	For the Full Year ended December 31,
	2023		2022
	US$’000	S$’000	S$’000
Revenue	499,280	658,351	664,120
Employee benefits expense	(321,986)	(424,571)	(436,350)
Depreciation and amortization expense	(33,069)	(43,605)	(39,731)
Rental and maintenance expense	(9,116)	(12,021)	(9,980)
Recruitment expense	(7,666)	(10,109)	(14,201)
Transport and travelling expense	(1,192)	(1,572)	(1,637)
Telecommunication and technology expense	(10,394)	(13,705)	(11,822)
Interest expense	(1,651)	(2,177)	(1,936)
Other operating expense (1)	(15,161)	(19,991)	(14,699)
Share of profit from an associate	—	—	139
Interest income	8,867	11,692	3,348
Other operating income	3,156	4,162	4,736

Profit before income tax	111,068	146,454	141,987
Income tax expenses	(19,948)	(26,304)	(37,049)

Profit for the year	91,120	120,150	104,938
Item that will not be reclassified to profit or loss:
Remeasurement of retirement benefit obligation	(36)	(47)	924
Item that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(11,062)	(14,586)	(14,432)

Total comprehensive income for the year	80,022	105,517	91,430

Profit attributable to:
- Owners of the Group	91,076	120,092	104,936
- Non-controlling interests	44	58	2

	91,120	120,150	104,938

Total comprehensive income attributable to:
- Owners of the Group	79,978	105,459	91,428
- Non-controlling interests	44	58	2

	80,022	105,517	91,430

Basic earnings per share (in S$) (2)	0.63	0.83	0.72
Diluted earnings per share (in S$) (2)	0.63	0.83	0.72

(1)	We reported foreign exchange gains or losses, as applicable, on a net basis for the relevant period under the “other operating expense” line item.
(2)	Basic and diluted earnings per share

	For the Full Year ended December 31,
	2023	2022
Weighted average number of ordinary shares for the purposes of basic earnings per share	144,785,247	145,298,557
Weighted average number of ordinary shares for the purposes of diluted earnings per share	144,825,713	145,298,557

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	As of December 31, 2023		As of December 31, 2022
	US$’000	S$’000	S$’000
ASSETS
Current assets
Cash and cash equivalents	342,671	451,849	389,100
Fixed and pledged deposits	—	—	6,551
Trade receivables	81,711	107,744	88,808
Contract assets	39,469	52,044	58,808
Other receivables	10,706	14,117	15,885
Financial assets measured at fair value through profit or loss	42,803	56,440	29,776
Income tax receivable	194	256	354

Total current assets	517,554	682,450	589,282

Non-current assets
Pledged deposits	453	597	584
Goodwill and intangible assets	2,052	2,706	2,924
Other receivables	4,870	6,421	5,019
Plant and equipment	23,368	30,813	41,292
Right-of-use assets	30,912	40,760	35,236
Deferred tax assets	2,535	3,342	3,463

Total non-current assets	64,190	84,639	88,518

Total assets	581,744	767,089	677,800

LIABILITIES AND EQUITY
Current liabilities
Trade payables (1)	2,388	3,149	5,354
Accrued operating expenses (1)	34,708	45,766	44,369
Lease liabilities	20,306	26,775	17,818
Provision for reinstatement cost	1,742	2,297	5,282
Income tax payable	8,596	11,335	16,560

Total current liabilities	67,740	89,322	89,383

Non-current liabilities
Lease liabilities	12,773	16,843	20,644
Provision for reinstatement cost	5,302	6,992	3,572
Defined benefit obligation	1,918	2,529	1,497
Deferred tax liabilities	896	1,182	852

Total non-current liabilities	20,889	27,546	26,565

Capital, reserves and non-controlling interests
Share capital	15	20	19
Reserves	142,502	187,903	219,590
Retained earnings	350,567	462,257	342,260

Equity attributable to owners of the Group	493,084	650,180	561,869
Non-controlling interests	31	41	(17)

Total equity	493,115	650,221	561,852

Total liabilities and equity	581,744	767,089	677,800

The translation of Singapore Dollar amounts into United States Dollar amounts for the unaudited condensed interim consolidated statement of financial position above are included solely for the convenience of readers outside of Singapore and have been made at the rate of S$1.3186 to US$1.00, the approximate rate of exchange at December 31, 2023. Such translations should not be construed as representations that the Singapore Dollar amounts could be converted into USD at that or any other rate.

(1)

As at December 31, 2023, we have segregated the Other payable balance reported in prior periods’ statement of financial position to Trade Payable and Accrued Operating Expenses to better reflect the nature of payables. As a result, the comparative figures in the statement of financial position of December 31, 2022 have been adjusted to conform to the current year’s presentation.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

	For the Full Year ended December 31,
	2023		2022
	US$’000	S$’000	S$’000
Operating activities
Profit before income tax	111,068	146,454	141,987
Adjustments for:
Depreciation and amortization expense	33,069	43,605	39,731
Impairment loss on plant and equipment	275	362	—
Allowance on trade and other receivables	—	—	104
Changes in fair value of financial assets at FVTPL	(1,362)	(1,796)	—
Equity-settled share-based payment (net reversal) / expense	(6,907)	(9,108)	19,465
Provision for reinstatement cost	—	—	387
Bank loan transaction cost	33	43	50
Interest income	(8,867)	(11,692)	(3,348)
Interest expense	1,651	2,177	1,936
Retirement benefit service cost	705	930	753
Loss on disposal and write-off of plant and equipment	50	66	18
Share of profit from an associate	—	—	(139)
Fair value gain on previously held equity interest	—	—	(139)

Operating cash flows before movements in working capital	129,715	171,041	200,805
Trade receivables	(16,276)	(21,462)	677
Contract assets	3,680	4,852	(12,601)
Other receivables	(195)	(257)	(6,611)
Trade payables and accrued operating expenses	1,637	2,158	17,031

Cash generated from operations	118,561	156,332	199,301
Interest received	8,867	11,692	3,348
Income tax paid	(23,514)	(31,006)	(38,140)
Income tax refunded	121	159	42

Net cash from operating activities	104,035	137,177	164,551

Investing activities
Purchase of plant and equipment	(8,950)	(11,801)	(24,466)
Proceeds from sales of plant and equipment	23	30	136
Payment for restoration of office	(61)	(81)	—
Placement of fixed deposits	—	—	(154)
Withdrawal of fixed deposits	4,796	6,324	1,900
Dividend income from associate	—	—	161
Acquisition of a subsidiary, net of cash acquired	—	—	(4,214)
Investment in financial assets measured at fair value through profit or loss	(19,674)	(25,942)	(3,032)

Net cash used in investing activities	(23,866)	(31,470)	(29,669)

Financing activities
Dividends paid	(30)	(39)	(39)
Drawdown of bank loan	—	—	600
Repayment of lease liabilities	(18,178)	(23,970)	(19,729)
Interest paid	—	—	(215)
Repayment of bank loan	—	—	(17,449)
Repurchase of American Depositary Shares	(6,998)	(9,228)	(13,620)
Proceeds from issuance of shares	—	—	1

Net cash used in financing activities	(25,206)	(33,237)	(50,451)

Net increase in cash and cash equivalents	54,963	72,470	84,431
Effect of foreign exchange rate changes on cash held in foreign currencies	(7,378)	(9,721)	(8,478)
Cash and cash equivalents at beginning of period	295,086	389,100	313,147

Cash and cash equivalents at end of period	342,671	451,849	389,100

The translation of Singapore Dollar amounts into United States Dollar amounts for the unaudited condensed interim consolidated statement of cash flows above are included solely for the convenience of readers outside of Singapore and have been made at the rate of S$1.3186 to US$1.00, the approximate rate of exchange at December 31, 2023. Such translations should not be construed as representations that the Singapore Dollar amounts could be converted into USD at that or any other rate.